November 1, 2011
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414.297.5596
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CLIENT/MATTER NUMBER
034855-0102

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Ms. Kimberly A. Browning U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Ziegler Lotsoff Capital Management Investment Trust (1940 Act File No. 811-21422)
Amended Registration Statement on Form N-1A Filed August 26, 2011
Dear Ms. Browning:

On behalf of our client, Ziegler Lotsoff Capital Management Investment Trust and its series, the Ziegler Lotsoff Capital Management Long/Short Credit Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Amended Registration Statement on Form N-1A referenced above (the “Registration Statement”).  The comments were provided by Kimberly Browning, at (202) 551-6974 or browningk@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  In addition, under separate cover, the Fund is providing you a marked copy of the proposed changes to the Prospectus and Statement of Additional Information that comprise the Registration Statement.

General Comments

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. In the disclosure on investment strategies and risks, please revise the disclosure to delete open-ended terms and phrases from the Prospectus.  In this regard, in describing the Fund’s investment strategies and risks, please avoid using the term “include” (rather than “consist of’), and the phrases “such as,” “from time to time” and “in a variety.”   In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 (“Securities Act”).

Response:  Pursuant to this comment, the Fund has revised the Prospectus to delete open-ended terms and phrases, and to bring these documents more fully into compliance with Rule 421 under the Securities Act.

Prospectus

3. In the Prospectus, please clarify the following:

●
If there are no limits on the amount of derivative securities in which the Fund may invest, please make this clear and ensure that the Prospectus identifies all of the attendant risks of derivative securities;

●
Where the Prospectus references “high current income,” please define what this means in plain English, and ensure it is used consistently throughout the Prospectus (note carefully, the disclosure in response to Item 4 of Form N-1A);

●	Please revise the disclosure on merger arbitrage to more clearly explain this investment strategy, and do the same for the directional strategy (for example, when it goes long versus going short);

●	On the cover page, please delete the sentence that reads “It is a portfolio of Ziegler Lotsoff Capital Management Investment Trust (the “Trust”);” and

●	Include in the Prospectus, suitability disclosure.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

Response:  The Fund has revised the Prospectus as requested, and has included the following language:

“The Ziegler Lotsoff Capital Management Long/Short Credit Fund (the “Long/Short Fund”) is an income fund seeking to provide high current income and capital appreciation by investing in U.S. and foreign debt securities consisting of corporate bonds and debentures, securities of mortgage real estate investment trusts, securities of closed-end funds and exchange-traded funds that invest primarily in fixed income securities, and preferred securities that the Fund's investment adviser believes have debt-like characteristics, both investment and non-investment grade credit quality.  This means that the Long/Short Fund attempts to produce a level of current income higher than the level of current income it could achieve if it did not make higher-risk investments in securities like junk bonds.  To achieve its objective, the Long/Short Credit Fund engages in short-term trading strategies, and may invest in derivatives without limitation, subject to the Long/Short Credit Fund’s principal investment Strategy.  In view of this, the Long/Short Fund is a suitable investment for only that part of an investor’s capital that can be exposed to above-average risk.”

“The most common merger arbitrage activity, and the approach the Fund generally uses, involves purchasing equity securities or corporate bonds and other evidences of indebtedness of an announced acquisition target company at a discount to their expected value upon completion of the acquisition.  The Fund’s investment adviser may engage in selling securities short when the terms of a proposed acquisition call for the exchange of common stock and/or other securities.  In such a case, the common stock of the company to be acquired may be purchased and, at approximately the same time, an equivalent amount of the acquiring company’s common stock and/or other securities may be sold short.”

“The Fund may from time to time take “outright” directional (long or short) market positions.  Directional strategies seek to exploit broad market trends in equities, interest rates or commodity prices.  These strategies are: (1) Long/Short: a strategy that seeks to invest in securities believed to be undervalued or offer high growth opportunities while also attempting to reduce overall market risk or take advantage of an anticipated decline in the price of an overvalued company or index by using short sales or options on common stocks or indexes to hedge risk.  This strategy may also use options, financial futures and options on futures.  Long and short positions may not be invested in equal dollars and, as such, may not seek to neutralize general market risks.  (2) Long-Only:  a strategy that seeks to invest in securities that are believed to have appreciation potential.  This strategy may concentrate in certain markets, industries or geographical areas.  This strategy is primarily managed for absolute return and to assess risk and opportunity on an absolute, not an index-relative basis.  (3) Short-Only: a strategy that seeks to identify securities that are expected to depreciate in value.  In a short sale, the Fund borrows a security from a broker, and then sells it.  If the value of the security goes down, the Fund can buy it back in the market and return it to the broker, making a profit.  The determination to utilize these strategies frequently results from opportunities identified in the course of implementing the investment adviser’s core arbitrage and relative value strategies, as a result of which the investment adviser may identify certain securities which it believes to be materially overpriced or underpriced.  The investment adviser expects that directional trades generally will comprise a relatively small component of the Long/Short Fund’s portfolio.”

4. Rule 35d-1(a)(2) under the Investment Company Act of 1940 (“Investment Company Act” or “Act”) requires an investment company with a name suggesting that the company focuses its investments in a particular type of investment to invest at least 80% of its assets in the type of investment the company’s name suggests.  Accordingly, as the Fund has the word “credit” in its name, the Fund’s Prospectus should reflect that the Fund has adopted a policy to invest at least 80% of its total assets (or net assets plus any borrowing for investment purposes) in the specific investment its name suggests, namely, debt securities.  The Fund should adopt a policy to provide notice to shareholders at least 60 days prior to any change to its 80% policy.  This 60 days notification policy should be disclosed in the Fund’s Prospectus.  Also, disclose in the Prospectus that the Fund will not change its investment objective on less than 60 days prior notice.  If the Fund chooses not to adopt an 80% investment policy with respect to debt securities as required under Rule 35d-1(a)(2), the Fund must change its name to avoid possibly misleading investors about the Fund’s investment emphasis.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

Response:  In response, the Fund has added the following language to its investment strategy section (including the summary):

“In normal market conditions, at least 80% of the Fund’s net assets will be invested in U.S. and foreign debt securities consisting of corporate bonds and debentures, securities of mortgage real estate investment trusts, securities of closed-end funds and exchange-traded funds that invest primarily in fixed income securities, and preferred securities that the Fund's investment adviser believes have debt-like characteristics.  This policy may only be changed upon providing shareholders at least 60 days prior written notice.”

“The Fund’s investment objective may be changed without shareholder approval.  If the Fund determines to change the investment objective, the Fund will provide 60 days prior written notice to shareholders before implementing the change.”

The following language has been added to the Statement of Additional Information:

“In normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in debt securities consisting of corporate bonds and debentures, securities of mortgage real estate investment trusts, securities of closed-end funds and exchange-traded funds that invest primarily in fixed income securities, and preferred securities that the Fund's investment adviser believes have debt-like characteristics.  This policy may be changed only by the Board of Trustees upon the provision of at least 60 days prior written notice to the Fund’s shareholders.”

5. It appears that short sales will be a principal investment strategy of the Fund and the cost of short sales will constitute a material expense of the Fund, as the “Other Expenses” subcaption includes an estimate for dividends and interest on short sales.  A footnote needs to be appended to the subcaption to explain why the Fund pays these expenses.  In addition, please include in the disclosure made in response to Item 4 of Form N-1A, a discussion of short sales, including the costs associated with these sales.  Also, provide a clear explanation of what it means to go short, and identify all of the attendant risks of shorting.

Response:  The Fund has revised the Prospectus as requested, and has included the following language:

“The Fund is obligated to pay any dividend declared during the period in which the Fund maintains the short position to the lender from which the Fund borrowed the security and the Fund is obligated to record the payment of the dividend as an expense.”

“When the Fund sells a security short, the Fund borrows the security from a lender and then sells the security in the general market.  The Fund is obligated to pay any dividend declared during the period in which the Fund maintains the short position to the lender from which the Fund borrowed the security and the Fund is obligated to record the payment of the dividend as an expense.  Dividend expenses are not fees charged to shareholders by the Fund or any Fund service provider but are similar to finance charges incurred by the Fund in borrowing transactions.  The Fund may be subject to additional expenses related to short sales (for example, costs of borrowing and margin account maintenance costs associated with the Fund’s open short positions).”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

“The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls.  It is possible that the Fund’s long positions will decline in value at the same time that the value of its short positions increase, thereby increasing potential losses to the Fund.  Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund.  The Fund’s investment performance will also suffer if it is required to close out a short position earlier than it had intended.  In addition, the Fund may be subject to expenses related to short sales that are not typically associated with investing in securities directly (for example, costs of borrowing and margin account maintenance costs associated with the Fund’s open short positions).  These expenses may negatively impact the performance of the Fund.  Short positions introduce more risk to the Fund than long positions (purchases) because the maximum sustainable loss on a security purchased (held long) is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security.  Therefore, in theory, securities sold short have unlimited risk.”

6. In the summary section, delete the reference to the expense limitation under the Management section, revise the Purchase and Sale of Fund Shares section to more closely track Item 6 of Form N-1A, and revise the Payments to Broker-Dealers and Other Financial Intermediaries section to mirror the narrative discussion in Item 8 of Form N-1A.

Response:  The Fund has revised the disclosure as requested.

7. The Prospectus indicates that the Fund has the ability to invest in other investment companies.  Given this ability, should the Fund add an acquired fund fees and expenses subcaption to its fee table?  See Instruction 3(f)(1) to Item 3 of Form N-1A.

Response:  The Fund does not expect to invest to any material extent in shares of other investment companies.  The Fund estimates that the fees and expenses incurred indirectly by the Fund as a result of its investments in shares of other investment companies will be 1 basis point or less per annum of the Fund’s average daily net asset value.  So, the Fund believes a subcaption is not required.  If, in the future, the acquired fund fees and expenses exceed 1 basis point, the Fund will include a subcaption.

8. In the fee table’s footnote related to the fee waiver, please disclose that only the Board of Directors may terminate the contractual fee waiver agreement, and specify that it is a “contractual” or “written” agreement.  Also, disclose that to the extent the Fund incurs any of the expenses excluded from the agreement, the net amount in the fee table will be increased up by those amounts.  Also, identify whether the costs of selling short are excluded.  It appears that under the agreement’s terms, the Fund’s investment adviser may recoup certain fees or expenses that the adviser pays on the Fund’s behalf or does not charge.  Please disclose this in the footnote, and disclose whether the Board must approve any such recoupment payment to the Fund’s investment adviser, and clarify the operation of the three year limitation on recoupment.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

Response:  This footnote has been revised to read in its entirety as follows:

“Pursuant to a contractual fee waiver and reimbursement agreement, the investment adviser will reimburse the Fund for Other Expenses, excluding taxes, interest charges, litigation and other extraordinary expenses, acquired fund fees and expenses, interest and expense relating to short sales, borrowing costs, extraordinary expenses and brokers’ commissions and other charges relating to the purchase and sale of the Fund’s portfolio securities, in excess of 1.10%.  To the extent any such excluded expenses were incurred, the Fund would incur total annual fund operating expenses after expense reimbursement greater than 1.10%.  The Fund’s investment adviser (without the approval of the Board of Trustees) is entitled to recoup the amounts provided for in the fee waiver and reimbursement agreement for a period of up to three years following the fiscal year in which the adviser reduced its compensation and/or assumed expenses for the Fund, provided that the total operating expenses of the Fund, including the recoupment, do not exceed the established cap on expenses for that year. During the first year, only the Board of Trustees may terminate the agreement.”

9. The Fund’s Prospectus discloses that its  investments in debt securities may include securities rated below investment grade, which are commonly referred to as high-yield, high- risk, or junk bonds.  State in plain English the amount, expressed as a percentage of total assets, of junk bonds that the Fund may hold.  Please also disclose whether the Fund may invest in debt securities that are unrated, but determined by the Fund or the Fund’s investment adviser to be of comparable quality, and disclose the lowest credit quality rating in which the Fund may invest, and if applicable, that the Fund may invest in bonds that have default credit ratings.  Further, disclose the entity of the rating agencies on which the Fund relies in determining credit quality.

Response:  The Fund has revised the Prospectus to include the following language:

“The Fund may invest without limitation in debt securities without regard to their credit ratings, including securities that are non-investment grade (“junk bonds”).  Non-investment grade debt securities acquired by the Fund will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Ba or lower by Moody’s Investors Service, Inc.) or, if unrated, will be determined by the Fund’s investment adviser to be of similar quality.  Some of these debt securities may be in default or at high risk of defaulting, and may have extremely poor prospects for being able to make principal and interest payments when due.”

10. Move risk related disclosure on derivatives from the principal strategies discussion to the risk factor on derivatives.  In the risk factor on volatility, delete the first sentence, and move it to the discussion on principal investment strategies.  Specify what backs the securitized instruments and identify the attendant risks (like prepayment risk if they are mortgage backed).

Response:  The Fund has revised the Prospectus as requested.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

11. With respect to the bonds in which the Fund may invest, disclose all applicable bond characteristics with respect to principal, interest, dividend, and reset terms, or clarify that the Fund may invest in bonds of all terms and what this means.

Response:  The Fund has revised the Prospectus to include the following language:

“The Fund may invest in debt securities with a wide variety of terms applicable to principal repayment, interest rates and other features.  Terms that vary from security to security are optional and mandatory prepayment provisions, fixed, variable, semi-variable and resettable interest rates and conversion options, as well as various combinations of these terms.”

12. Please confirm that the percentage of the Fund’s total assets that may be invested in emerging market issuers is less than 20%.  Otherwise, the Fund needs to disclose investments in emerging markets as a principal investment strategy, along with identifying all of the attendant risks of investing in emerging markets.

Response:  The Fund confirms that it will invest less than 20% of its total assets in emerging market issuers.

13. Supplementally, please confirm that all principal investment strategies and risks are included in the Fund’s summary disclosure.  For example, real estate investment trusts (REITs) are identified as a principal risk, but REITs are not discussed in the principal investment strategies disclosure.  In the risk factor related to REITs, please add a risk related to the payment of duplicative fees.

Response:  The Fund confirms that, as revised, the summary section of the Prospectus discloses all of the Fund’s principal investment strategies and risks.  Also, the Fund has revised the risk factor on REITs as requested.

14. Please confirm that the Prospectus contains a non-diversification risk factor, that the term NYSE is defined in the Prospectus, and that the term “good order” is defined in the Prospectus.

Response:  The Fund confirms that the Prospectus contains a non-diversification risk factor, that the term NYSE is defined in the Prospectus, and that the term “good order” is defined in the Prospectus.

15. If the Fund intends to buy and sell options, please state this in the Prospectus, and include the attendant risks.

Response:  The Fund has revised the Prospectus to include the following language:

“The Fund may buy and sell options, which are agreements that give an investor the right to buy or sell a security at an agreed upon price in the future.  A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer of the option the obligation to buy, the underlying security, index, currency or other instrument at a specified exercise price.  A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at a specified exercise price.”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

“Options Risk.  If a put or call option purchased by the Fund expired without being sold or exercised, the Fund would lose the premium it paid for the option.  The risk involved in writing a covered call option is the lack of liquidity for the option.  If the Fund is not able to close out the options transaction, the Fund will not be able to sell the underlying security until the option expires or is exercised.  The risk involved in writing an uncovered put option is that the market value of the underlying security could decrease as a result of rising interest rates or other factors.  If this occurs, the option could be exercised and the underlying security would then be sold to the Fund at a higher price than its prevailing market value.  The risk involved in writing an uncovered call option is that there could be an increase in the market value of the underlying security caused by declining interest rates or other factors.  If this occurs, the option could be exercised and the underlying security would then be sold by the Fund at a lower price than its current market value.  Purchasing and writing put and call options are highly specialized activities and entail greater than ordinary investment risks.  To the extent that the Fund invests in over-the-counter options, the Fund may be exposed to credit risk with regard to parties with whom it trades and may also bear the risk of settlement default.  These risks may differ materially from those entailed in exchange-traded transactions, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered directly between two counterparties generally do not benefit from such protections and expose the parties to the risk of counterparty default.”

16. Supplementally, please explain why the Fund has not adopted market timing procedures.  Also, explain the purpose of including the non-principal investment risks.

Response:  The Fund’s Board of Trustees has determined not to adopt policies and procedures that discourage frequent purchases and redemptions of Fund shares because it does not expect this to be an issue.  Also, the Board noted that the officers of the Fund will receive reports on a regular basis as to purchases and redemptions of Fund shares and review these reports to determine if there is any unusual trading in Fund shares.  The officers of the Fund will then report to the Board any such unusual trading in Fund shares that is disruptive to the Fund.  In such event, the Board may reconsider its decision not to adopt such policies and procedures.

The Fund has elected to include in the Prospectus those non-principal investment risks that are likely to impact the Fund, although not in a material manner.

17. The risk factor on high portfolio turnover indicates that one result of high portfolio turnover may be increased realized gains.  Please explain supplementally.

Response:  When a Fund sells a portfolio security, the sale may result in either a capital gain or loss.  So, it is accurate to say that one result may be increased realized gains or losses.

18. In the fair value discussion, please indicate whether the Fund will fair value a security if it is determined that a price is unreliable.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

Response:  The Fund has revised the Prospectus to include the following language:

“Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to:  (a) illiquid securities, including “restricted” securities and private placements for which there is no public market; (b) options not traded on a securities exchange; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended, as permitted by the Securities and Exchange Commission (“SEC”); (e) foreign securities, if an event or development has occurred subsequent to the close of the foreign market and prior to the close of regular trading on the Exchange that would materially affect the value of the security; (f) fixed income securities that have gone into default and for which there is not a current market value quotation; and (g) securities for which market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the opinion of the Fund’s investment adviser, are deemed unreliable for a security.”

19. In the share price discussion, please indicate the parties that must receive the purchase or redemption order by 4:00, in order to receive that day’s pricing.

Response:  The Fund has revised the Prospectus to include the following language:

“The Fund will process purchase orders and redemption orders that it (or its authorized servicing agent) receives in good order prior to the close of regular trading on a day that the Exchange is open at the NAV determined that same day.  It will process purchase orders and redemption orders that it (or its authorized servicing agent) receives in good order after the close of regular trading on the Exchange at the NAV calculated on the next day the Exchange is open.”

20. The Fund discloses that it reserves the right to reject any specific purchase order.  This disclosure should include an explanation of the time frame within which the Fund will inform its shareholders of its decision to reject a purchase order (for example, within 24 hours or 48 hours of the receipt of a purchase order).

Response:  The Fund has revised the Prospectus to include the following language:

“The Fund generally expects to inform any persons that their purchase request has been rejected within 48 hours.”

Statement of Additional Information

21.  Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the Statement of Additional Information (“SAI”).  If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (for example, add distinguishing headings or subheadings).  Accordingly, please ensure that the Fund discloses its non-principal investment strategies and their risks separately from the Fund’s principal investment strategies and their risks.  Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate.

Response:  It is the Fund’s belief that all of the non-principal investment strategies and risks of the Fund are appropriately described in the SAI, and are appropriately distinguished from the principal investment strategies and risks through headers and sub-headers.

22. When an investment restriction indicates that the Fund is permitted to invest in accordance with the Investment Company Act, please include an explanation of what is permitted by the Investment Company Act.  Also, please specify the percentage of the Fund’s total assets that may be pledged.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
November 1, 2011

Response:  The Fund has revised the SAI as requested.

23. In the disclosure on the concentration investment limitation, please clarify the reference to non-governmental issuers.

Response:  The Fund has revised the SAI to include the following language:

“Concentrate 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities issuers whose principal business activities are in the same industry, except that this restriction does not apply to obligations issued by the U.S. government, its agencies and instrumentalities or government-sponsored enterprises.”

24. Please confirm that the disclosure on the Fund loaning its portfolio securities specifies what happens to the Fund’s voting rights.

Response:  The Fund confirms this is so and points to the following language contained in the SAI:

“The Fund does not have the right to vote securities on loan, but could terminate the loan and regain the right to vote if that were considered important with respect to the investment.”

25. Please revise the disclosure on the investment limitation related to illiquid securities to disclose what action the Fund will take if the 15% illiquid securities threshold was ever exceeded.

Response:  The Fund has revised the SAI to include the following language:

“If, after the time of acquisition, events cause the above-mentioned limit to be exceeded, the Fund will take steps to reduce the aggregate amount of illiquid securities as soon as reasonably practicable in accordance with SEC and SEC staff guidance.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer